Exhibit 99.1

A Strong Step Forward for the Legal Cannabis Market in Ontario

Organigram Expects Enhanced Ability to Meet Consumer Demand with Ontario Government’s Positive Changes to Cannabis Retail

MONCTON, New Brunswick--(BUSINESS WIRE)--November 7, 2019--Organigram Holdings Inc. (NASDAQ: OGI) (TSX: OGI), the parent company of Organigram Inc. (the “Company” or “Organigram”), a leading licensed producer of cannabis is pleased to offer its support for the Ontario provincial government’s planned improvements to that province’s retail cannabis program announced yesterday.

Changes announced in yesterday’s 2019 Fall Economic Statement include the addition of farmgate sales; private ‘click and collect’ sales; and a pronounced commitment to expanded retail access in the province, which will be limited only by consumer demand.

“The Ontario government has demonstrated today that it is listening to the legal cannabis sector and that it values the contribution this industry makes to the Ontario economy,” said Organigram CEO Greg Engel, following the announcement. “We applaud Premier Ford and his government for a plan that improves access and efforts to support and build a thriving cannabis sector. As a next step, we strongly urge the government to announce before the end of the year an expedited timeline for retail expansion in the province. We will continue to work closely with Ontario and are looking forward to working to meet the increased demand that is expected with this retail expansion.”

“The announcement comes at a crucial time,” Engel added. With the impending launch of next-generation derivative products, the revised model is expected to support greater freedom of choice for consumers, allowing increased access to a wider variety of regulated products through increased points of distribution.

“We have heard time and again from consumers and retailers across Canada about the importance of face-to-face transactions in the cannabis purchase decision; with limited stores in Ontario, consumers have not been receiving the same level of service those in other provinces appreciate,” Engel said. “These changes will not only improve access to safe products which undergo rigorous testing prior to sale, but access to credible product education.”

Organigram, with two corporate offices in Ontario, further applauds the province’s commitment to supporting industry growth in the region, not only for retail and production potential, but for new potential in farmgate-focused ‘canna-tourism’.

“These changes not only demonstrate that the province is receptive to consumer and industry feedback but recognize the economic potential of cannabis in Ontario. This improved model will create sustainable jobs for Ontarians across the province and contribute to a robust, thriving national cannabis industry.”

About Organigram Holdings Inc.:

Organigram Holdings Inc. is a NASDAQ Global Select and TSX listed company whose wholly owned subsidiary, Organigram Inc., is a licensed producer of cannabis and cannabis-derived products in Canada.

Organigram is focused on producing high-quality, indoor-grown cannabis for patients and adult recreational consumers in Canada, as well as developing international business partnerships to extend the Company's global footprint. Organigram has also developed a portfolio of legal adult use recreational cannabis brands including The Edison Cannabis Company, Ankr Organics and Trailblazer. Organigram's primary facility is located in Moncton, New Brunswick and the Company is regulated by the Cannabis Act and the Cannabis Regulations (Canada).

This news release contains forward-looking information. Often, but not always, forward-looking information can be identified by the use of words such as “plans”, “expects”, “estimates”, “intends”, “anticipates”, “believes” or variations of such words and phrases or state that certain actions, events, or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking information involves known and unknown risks, uncertainties and other factors that may cause actual results, events, performance or achievements of Organigram to differ materially from current expectations or future results, performance or achievements expressed or implied by the forward-looking information contained in this news release. Risks, uncertainties and other factors involved with forward-looking information could cause actual events, results, performance, prospects and opportunities to differ materially from those expressed or implied by such forward-looking information include actual demand patterns, ability to meet demand, the timing and nature of any regulatory changes, as well as risks as disclosed in the Company’s most recent annual information form, management’s discussion and analysis and other Company documents filed from time to time on SEDAR (see www.sedar.com) and filed or furnished to the Securities and Exchange Commission on EDGAR (see www.sec.gov). Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Although the Company believes that the assumptions and factors used in preparing the forward-looking information in this news release are reasonable, undue reliance should not be placed on such information and no assurance can be given that such events will occur. The forward-looking information included in this news release are made as of the date of this news release and the Company disclaims any intention or obligation, except to the extent required by law, to update or revise any forward-looking information, whether as a result of new information, future events or otherwise. We seek safe harbor.

For more information about Organigram please visit www.Organigram.ca

Contacts

For Investor Relations enquiries, please contact:
Amy Schwalm
Vice President, Investor Relations
Amy.Schwalm@organigram.ca
(416) 704-9057

For media enquiries, please contact:
Ray Gracewood
Senior Vice President, Marketing and Communications
ray.gracewood@organigram.ca
(506) 645-1653